Exhibit 99.3

InflaRx Reports First Quarter 2025 Financial Results and
Provides Business Update

•	Announces successful completion of sub-chronic and chronic toxicology studies for INF904, supporting long-term dosing in future clinical trials
•	Multiple near-term catalysts anticipated with the potential to substantially de-risk the Company's pipeline addressing multiple sizable markets
•
Interim analysis for vilobelimab Phase 3 trial in pyoderma gangrenosum (PG), to determine trial size adaptation or futility, remains on schedule with a recommendation expected to be announced at the end of May to early June

•	Topline data for INF904 Phase 2a trial in chronic spontaneous urticaria (CSU) and hidradenitis suppurativa (HS) expected in summer 2025
•	Cash, cash equivalents and marketable securities totaled €65.7 million on March 31, 2025, including proceeds from our underwritten public offering completed in February
•	Company estimates it has sufficient funds for currently planned operations into 2027

Jena, Germany, May 7, 2025 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today announced its financial results for the three months ended March 31, 2025, and provided a business update.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “We are excited about the upcoming near-term milestones with our key programs, including the interim analysis for the Phase 3 trial with vilobelimab in pyoderma gangrenosum and topline Phase 2a data with INF904. These catalysts could significantly de-risk the Company’s pipeline and unlock significant value, propelling InflaRx closer to our goal of bringing meaningful new therapeutic options to patients suffering from chronic inflammatory conditions.”

Select recent highlights and business update

Vilobelimab in PG – Announcement on pivotal Phase 3 interim analysis expected at end of May to early June 2025

The interim analysis for the vilobelimab Phase 3 trial in pyoderma gangrenosum (PG), to determine trial size adaptation or futility, remains on schedule with the IDMC (independent data monitoring committee) recommendation expected to be announced by the Company at the end of May to early June, subject to minor variability in the timing of final IDMC-related workflows. This interim analysis (unblinded only for the IDMC) is planned for when 30 patients randomized 1:1 to the two arms have completed treatment. The analysis has a set of predefined rules and will consider the then-observed difference in complete target ulcer closure between the two arms and will determine whether the trial sample size should be adapted or whether the trial should be stopped due to futility. The study dosed its first patient in November 2023 and continues to enroll new patients. Total enrollment is projected to last at least two years, and the overall timing will depend on the total trial size after sample size adaptation.

Vilobelimab has been granted orphan drug designation for the treatment of PG by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), as well as fast track designation by the FDA.

INF904 in CSU and HS – Topline Phase 2a data expected in summer 2025

InflaRx is conducting a Phase 2a basket study with INF904 in CSU and HS, with topline data expected in the summer of 2025. This is a multi-center, open-label study evaluating multiple INF904 dosing regimens over 4 weeks of treatment in a total of 75 patients (45 with CSU and 30 with HS). The goal of the trial is to generate safety and pharmacokinetic (PK) data and to provide signs of clinical benefit, with an objective of informing the planning and design of a larger, longer-term Phase 2b study by year-end 2025.

The Company also successfully completed the required sub-chronic and chronic toxicology studies for INF904. No safety signals of concern were identified, supporting the potential for long-term dosing in future clinical efforts. Additional required non-clinical studies remain ongoing as planned.

InflaRx believes CSU and HS each have potential addressable markets of $1 billion or more for INF904. The Company also believes INF904 could address meaningful opportunities in additional immuno-dermatology and immuno-inflammatory indications, including in nephrology, neurology and hematology. While InflaRx intends to focus its resources on its immediate goals addressing CSU and HS, the Company continues to assess and monitor the value of pursuing additional areas and applications via potential future collaborations with partners.

GOHIBIC (vilobelimab) granted EU marketing authorization

In January 2025, the European Commission (EC) granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome (ARDS) who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation (IMV) with or without extracorporeal membrane oxygenation (ECMO). GOHIBIC (vilobelimab) is the first and only treatment approved in the European Union (EU) for the treatment of SARS-CoV-2-induced ARDS. InflaRx is considering commercial partnering and distribution options in the EU and does not expect this approach will have a materially negative impact on its cash burn rate.

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “InflaRx’s balance sheet is strong as the Company enters a period of multiple expected catalysts and potential value inflection points over the remainder of 2025 and beyond. With our solid financial position, we are able to invest in our key development programs while maintaining a cash runway into 2027.”

Financial highlights – Q1 2025

Financing activities

In February 2025, the Company completed an underwritten public offering of ordinary shares and pre-funded warrants, raising gross proceeds of €28.7 million ($30.0 million), before deducting the underwriting discount and offering expenses.

Revenue

For the three months ended March 31, 2025, we realized no revenues from the product sales of GOHIBIC (vilobelimab). Compared to the three months ended March 31, 2024, this is a decrease of €36 thousand. Sales to distributors do not constitute revenue for the Company. All revenues are attributed to sales made in the United States.

Cost of sales

Cost of sales during the three months ended March 31, 2025 amounted to €9.3 thousand due to inventory write-offs in connection with the replacement of product with an expiring shelf-life. This represents a decrease of €0.2 million compared to the three months ended March 31, 2024.

Sales and marketing expenses

Sales and marketing expenses incurred for the three months ended March 31, 2025 amounted to €1.5 million and were nearly unchanged compared to the three months ended March 31, 2024.

Research and development expenses

Research and development expenses for the three months ended March 31, 2025 decreased by €0.3 million to €7.0 million, compared to the three months ended March 31, 2024. This decrease is primarily due to lower third-party expenses incurred in connection with the Company’s efforts to develop INF904.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2025 increased by €1.5 million compared to the three months ended March 31, 2024, mainly due to higher legal, consulting and audit expenses of €0.4 million and higher other expenses in the amount of €0.5 million, mainly in conjunction with the issuance of pre-funded warrants in our recently conducted public offering and higher personnel expenses due to share based payments.

Other income

Other income for the three months ended March 31, 2025 amounted to €0.5 million, compared to €36 thousand for the three months ended March 31, 2024. Other income was primarily due to income from research allowances.

Net financial result

Net financial result increased by €1.9 million to a gain of €4.7 million for the three months ended March 31, 2025 from a gain of €2.8 million for the three months ended March 31, 2024. This increase is mainly attributable to the fair value revaluation of pre-funded warrants issued in February 2025 in the amount of €6.1 million, as well as to a decrease of the foreign exchange result by €3.7 million due to the weakening of the U.S. dollar and a decrease of interest income on marketable securities (due to lower investments in 2025) by €0.4 million, in each case, compared to the three months ended March 31, 2024.

Net loss

We incurred a net loss of €8.3 million, or €0.13 per ordinary share, in the first quarter of 2025, compared to €9.7 million, or €0.17 per ordinary share, in 2024.

Liquidity and capital resources

As of March 31, 2025, our total funds available amounted to approximately €65.7 million, comprised of €47.3 million of cash and cash equivalents and €18.4 million of marketable securities.

Net cash used in operating activities

Net cash used in operating activities decreased to €14.0 million in the three months ended March 31, 2025, from €14.9 million in the three months ended March 31, 2024.

Net cash from financing activities

Net cash from financing activities increased by €27.1 million in the three months ended March 31, 2025, to €27.0 million, compared to the three months ended March 31, 2024, due to a public offering of ordinary shares and pre-funded warrants in February 2025.

Additional financial information

Additional information regarding these results and other relevant information is included in the notes to the financial statements in “Item 18. Financial Statements”, which are included in InflaRx’s most recent annual report on Form 20-F as filed on March 20, 2025 with the U.S. Securities and Exchange Commission.

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025 and 2024

	For the three months ended March 31,
	2025 (unaudited)	2024 (unaudited)
	(in €, except for share data)

Revenues	—	36,037
Cost of sales	(9,291)	(220,521)
Gross profit (loss)	(9,291)	(184,484)
Sales and marketing expenses	(1,457,978)	(1,459,539)
Research and development expenses	(7,016,336)	(7,301,810)
General and administrative expenses	(5,062,605)	(3,579,150)
Other income	541,098	36,323
Other expenses	(26)	(30)
Operating result	(13,005,139)	(12,488,690)
Finance income	493,764	908,426
Finance expenses	(4,086)	(4,632)
Foreign exchange result	(1,908,829)	1,824,375
Other financial result	6,110,264	103,285
Income taxes	—	—
Income (loss) for the period	(8,314,027)	(9,657,236)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(150,667)	(25,538)
Total comprehensive income (loss)	(8,464,694)	(9,682,774)

Share information
Weighted average number of shares outstanding	63,312,911	58,883,272
Income (loss) per share (basic/diluted)	(0.13)	(0.17)

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of financial position as of March 31, 2025 and December 31, 2024

	March 31, 2025 (unaudited)	December 31, 2024
	(in €)
ASSETS
Non-current assets
Property and equipment	246,577	256,280
Right-of-use assets	659,107	758,368
Intangible assets	54,136	50,781
Other assets	190,974	204,233
Financial assets	237,711	3,092,290
Total non-current assets	1,388,505	4,361,952
Current assets
Inventories	6,895,371	6,897,666
Current other assets	5,548,032	5,103,402
Other assets from government grants and research allowance	5,614,632	5,081,772
Tax receivable	1,693,150	1,735,335
Other financial assets	18,573,783	34,462,352
Cash and cash equivalents	47,286,630	18,375,979
Total current assets	85,611,597	71,656,505
TOTAL ASSETS	87,000,103	76,018,457

EQUITY AND LIABILITIES
Equity
Issued capital	8,129,656	7,122,205
Share premium	348,956,590	334,929,685
Other capital reserves	46,595,867	44,115,861
Accumulated deficit	(340,506,248)	(332,192,221)
Other components of equity	7,289,843	7,440,510
Total equity	70,465,707	61,416,039
Non-current liabilities
Lease liabilities	295,444	399,066
Other liabilities	36,877	36,877
Total non-current liabilities	332,321	435,943
Current liabilities
Trade and other payables	8,366,404	11,394,232
Lease liabilities	407,184	406,020
Employee benefits	714,489	2,064,678
Liabilities to warrant holders	6,366,158	—
Other liabilities	347,839	301,544
Total current liabilities	16,202,075	14,166,475
Total liabilities	16,534,396	14,602,417
TOTAL EQUITY AND LIABILITIES	87,000,103	76,018,457

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2025 and 2024

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2025	7,122,205	334,929,685	44,115,861	(332,192,221)	7,440,510	61,416,039
Loss for the period	—	—	—	(8,314,027)	—	(8,314,027)
Exchange differences on translation of foreign currency	—	—	—	—	(150,667)	(150,667)
Total comprehensive loss	—	—	—	(8,314,027)	(150,667)	(8,464,694)
Issuance of ordinary shares	1,007,450	15,136,235	—	—	—	16,143,687
Transaction costs for ordinary shares	—	(1,109,330)	—	—	—	(1,109,330)
Equity-settled share-based payments	—	—	2,480,006	—	—	2,480,006
Balance as of March 31, 2025	8,129,656	348,956,590	46,595,867	(340,506,248)	7,289,843	70,465,708

Balance as of January 1, 2024	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period	—	—	—	(9,657,236)	—	(9,657,236)
Exchange differences on translation of foreign currency	—	—	—	—	(25,538)	(25,538)
Total comprehensive loss	—	—	—	(9,657,236)	(25,538)	(9,682,774)
Equity-settled share-based payments	—	—	1,860,701	—	—	1,860,701
Balance as of March 31, 2024	7,065,993	334,211,338	41,910,754	(295,785,055)	7,356,629	94,759,658

InflaRx N.V. and subsidiaries
Unaudited condensed consolidated statements of cash flows
for the three months ended March 31, 2025 and 2024

	For the three months ended March 31,
	2025 (unaudited)	2024 (unaudited)
	(in €)
Operating activities
Loss for the period	(8,314,027)	(9,657,236)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	113,801	123,949
Net finance income	(4,691,112)	(2,831,454)
Share-based payment expense	2,480,006	1,860,701
Net foreign exchange differences and other adjustments	972,608	(119,126)
Changes in:
Other assets from government grants and research allowances	(532,860)	—
Other assets and trade receivables	(389,188)	(161,789)
Employee benefits	(1,350,189)	(972,159)
Other liabilities	46,295	62,417
Trade and other payables	(3,027,828)	(4,366,605)
Inventories	2,295	319,162
Interest received	678,717	875,990
Interest paid	(4,191)	(2,214)
Net cash used in operating activities	(14,015,672)	(14,868,364)
Investing activities
Purchase of intangible assets, property and equipment	(10,446)	(16,069)
Purchase of current financial assets	—	(3,566,235)
Proceeds from the maturity of financial assets	17,666,078	30,527,108
Net cash from / (used in) investing activities	17,655,632	26,944,804
Financing activities
Proceeds from issuance of ordinary shares	16,143,686	—
Transaction costs from issuance of ordinary shares and pre-funded warrants	(1,949,998)	—
Proceeds from pre-funded warrants	12,915,909	—
Repayment of lease liabilities	(100,097)	(85,706)
Net cash from / (used in) financing activities	27,009,268	(85,706)
Net in-/ decrease in cash and cash equivalents	30,649,459	11,990,733
Effect of exchange rate changes on cash and cash equivalents	(1,738,808)	344,381
Cash and cash equivalents at beginning of period	18,375,979	12,767,943
Cash and cash equivalents at end of period	47,286,630	25,103,058

About GOHIBIC (vilobelimab)

In the EU, GOHIBIC (vilobelimab) has been granted marketing authorization under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving IMV (with or without ECMO). The EU approval of GOHIBIC (vilobelimab) is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, one of the largest 1:1 randomized, double-blind, placebo-controlled trials in invasively mechanically ventilated COVID-19 patients in intensive care units. The results showed that vilobelimab treatment improved survival with a relative reduction in 28-day all-cause mortality of 23.9% compared to placebo in the global data set. The data was published in The Lancet Respiratory Medicine.

A marketing authorization under exceptional circumstances is recommended when the benefit/risk assessment is determined to be positive but, due to the rarity of the disease, it’s unlikely that comprehensive data can be obtained under normal conditions of use. Under the terms of GOHIBIC (vilobelimab)’s approval in the EC, InflaRx will provide annual updates to EMA on the previously announced clinical platform study planned by the Biomedical Advanced Research and Development Authority (BARDA). Vilobelimab is included in this study as one of three new potential therapies for treating ARDS.

In the U.S., GOHIBIC (vilobelimab) has been granted an Emergency Use Authorization by the FDA for the treatment of COVID-19 in hospitalized adults when initiated within 48 hours of receiving IMV or ECMO. The emergency use of GOHIBIC (vilobelimab) is only authorized for the duration of the declaration that circumstances exist justifying the authorization of the emergency use of drugs and biological products during the COVID-19 pandemic under Section 564(b)(1) of the Act, 21 U.S.C. § 360bbb-3(b)(1), unless the declaration is terminated, or authorization revoked sooner.

GOHIBIC (vilobelimab) is an investigational drug that has not been approved by the FDA for any indication, including for the treatment of COVID-19. There is limited information known about the safety and effectiveness of using GOHIBIC (vilobelimab) to treat people in the hospital with COVID-19. Please see additional information in the Fact Sheet for Healthcare Providers, Fact Sheet for Patients and Parents/Caregivers and FDA Letter of Authorization on the GOHIBIC (vilobelimab) website http://www.gohibic.com.

Important Safety Information about GOHIBIC (vilobelimab)

There is limited clinical data available for GOHIBIC (vilobelimab). Serious and unexpected adverse events (AEs) may occur that have not been previously reported with GOHIBIC (vilobelimab) use.

GOHIBIC (vilobelimab) has been associated with an increase of serious infections. In patients with COVID-19, monitor for signs and symptoms of new infections during and after treatment with GOHIBIC (vilobelimab). Hypersensitivity reactions have been observed with GOHIBIC (vilobelimab). If a severe hypersensitivity reaction occurs, administration of GOHIBIC (vilobelimab) should be discontinued and appropriate therapy initiated.

The most common adverse reactions (incidence ≥3%) are pneumonia, sepsis, delirium, pulmonary embolism, hypertension, pneumothorax, deep vein thrombosis, herpes simplex, enterococcal infection, bronchopulmonary aspergillosis, hepatic enzyme increased, urinary tract infection, hypoxia, thrombocytopenia, pneumome diastinum, respiratory tract infection, supraventricular tachycardia, constipation, and rash.

Healthcare providers and/or their designee are responsible for mandatory FDA MedWatch reporting of all medication errors and serious AEs or deaths that occur during GOHIBIC (vilobelimab) treatment and are considered to be potentially attributable to GOHIBIC (vilobelimab).

Report side effects to the FDA at 1-800-FDA-1088 or www.FDA.gov/medwatch. In addition, side effects can be reported to InflaRx at: pvusa@inflarx.de.

For the full prescribing information and additional important safety information, please visit www.GOHIBIC.com.

The COVID-19 related work described herein was partly funded by the German Federal Government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

About vilobelimab

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism of the innate immune system, which is not the case for molecules blocking C5. In pre-clinical studies, vilobelimab has been shown to control the inflammatory response-driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response.

Vilobelimab is being developed for various debilitating or life-threatening inflammatory indications, including PG. Vilobelimab has been granted orphan drug designation for the treatment of PG by both the FDA and the EMA, as well as fast track designation by the FDA.

About INF904

INF904 is an orally administered, small molecule inhibitor of the C5a receptor that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models. Further, in contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that INF904 has minimal inhibition of the cytochrome P450 3A4/5 (CYP3A4/5) enzymes, which play an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Reported results from a first-in-human study demonstrated that INF904 is well tolerated in treated subjects and exhibits no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day (QD) to 90 mg twice per day (BID) for 14 days. PK / pharmacodynamic data support the best-in-class potential of INF904 with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period.

About InflaRx N.V.

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead product candidate, vilobelimab, is a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies in different indications. InflaRx is also developing INF904, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor.  InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

* Eligibility Requirements, Terms and Conditions apply. Please see the full Terms and Conditions provided on the webpage: The InflaRx Commitment Program.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations, our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indications or for vilobelimab and any other product candidates, under an EUA and in the future if approved for commercial use in the U.S. or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including PG, and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the FDA, or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.